Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	—	—

Fees Previously Paid	$1,383,890.029 (1)	$110.20	$152.50 (2)

Total Transaction Valuation	$1,383,890.029 (1)

Total Fees Due for Filing			$0.00

Total Fees Previously Paid			$152.50

Total Fee Offsets			—

Net Fee Due			$0.00

(1) Calculated as the aggregate book value of 241,938.816 shares in the offer, based on the Net Asset Value Per Share price of $5.72 as of February 23, 2023.

(2) Calculated at $110.20 per $1,000,000 of the Transaction Valuation.